U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

                          (Check One):

[x]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended:  March 31, 1996
                   ___________________________________________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________



Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

______________________________________________________________

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A
_______________________________________________________________

_______________________________________________________________



Part I - Registrant Information

_______________________________________________________________

  Full Name of Registrant:  Dataflex Corporation
  Former Name if Applicable:  N/A

  Address of Principal Executive Office (Street and Number)

  3920 Park Avenue, Edison, New Jersey 08820
_______________________________________________________________
                 (City, State and Zip Code)



Part II - Rules 12b-25(b) and (c)



If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.


________________________________________________________________

PART III - Narrative

________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

   The Company is in the process of finalizing and completing analyses of certain financial data, which, when finalized, could impact the financial statements for fiscal year 1996.




Part IV - Other Information



  (1) Name and telephone number of person to contact in regard to this notification:

  W. Raymond Felton, Esq.
  c/o Greenbaum Rowe Smith Ravin Davis & Himmel  (908) 549-5600
             (Name)                  (Area Code) (Telephone No.)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [x] Yes   [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [x] Yes   [ ] No




  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Company anticipates a charge in the fourth quarter of fiscal 1996 relating to the sale of its Western operations and its Valtron business and restructuring and other charges relating to the writedown of inventory, spare parts, employee termination benefits and other assets in connection with the consolidation of its operations. The Company is in the process of finalizing and completing its analyses of financial data necessary to quantify the potential impact of such charges on its operations.


                         Dataflex Corporation
________________________________________________________________
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   July 1, 1996                   By  /S/  Richard C. Rose
       _______________                    ____________________
                                          Richard C. Rose,
                                          Chairman and Chief
                                          Executive Officer




INSTRUCTION: The form may be signed by an executive officer or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


_________________________________________________________________